Exhibit 17.3

August 10, 2012

Board of First Trinity Financial Corporation
First Trinity Financial Corp
7633 East 63rd Place, Suite 230
Tulsa, OK 74133

Dear Current Board of FTFC:

I have received the FTFC 8K filing supplied by Jeff Wood at 6:39 pm on 8-9-12 with instructions to provide a statement with any disagreements regarding this filing.

I will begin with stated date of receipt of resignation letters.  Although dated July 16th, Bryan Chrisman did not provide a resignation letter until a later date.   Accuracy would dictate that the receipt date of the resignation letters provide the statement be changed from “submitted” to “dated”.

The second item is the statement that “FTFC was advised by the former directors that the resignations were due to other business opportunities which required their attention and resources”.   I dispute the accuracy of this statement as a blanket statement.  I cannot speak for the other two directors, but there is no statement in my resignation letter to this effect.

3rd item,  July 12th.  “ Mr. Engebritson and Mr. Chrisman informed FTFC that their decisions were not due to any disagreement with the FTFC on any matter relating to FTFC operations, policies, or practices.  Neither did Mr. Young at this time”.  This is an incorrect statement since I had not resigned at this point, and no statement was solicited to, or provided by me.  This is evidenced by my resignation letter dated August 5th at the conclusion of the telephonic board meeting.

4th item,  August 5th.  “The Board of Directors concluded that Mr. Young’s August 5th 2012 resignation made the issue of the timing of the resignation moot”.   A telephonic board meeting on August 5th, 2012 was called in which a divided board voted 5-4 to urge Mr. Young to submit his resignation letter prior to the end of his term since the company had purchased 38,588 of Mr. Young’s shares.

5th item,  August 8th.    Exhitbit 17.1 includes only the initial resignation letter.  A subsequent response from chairman of the board Greg Zahn and Mr. Young’s “continuance” letter should be included in this exhibit as a complete reflection of the resignation process.  I would ask that these two items be included.

6thitem. This item was not addressed in the filing.   On August 9th, the board of directors requested during the board meeting that two board members contact Mr. Young with a question “what would it take to rewrite your resignation letter deleting references to disagreements with company policy and procedures that would subject the company to a potential audit”?   Mr. Young’s response was that he would stand by his current resignation letter.

I believe this more accurately reflects the filing.

Sincerely,

Shannon Young